Exhibit 99.1

NovaBridge and Visara Announce Positive Results from VIS-101 Phase 2a Wet AMD Study

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VIS-101, purpose-designed to be best-in-class for retinal vascular diseases, is a tetravalent, dual VEGF-A X ANG-2 inhibitor
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Topline Phase 2a data show VIS-101 provides rapid, robust and durable treatment responses in wet AMD
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VIS-101 demonstrated mean BVCA improvements of >10 ETDRS letters and median CST reductions of 100-150 μm
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Potentially best-in-class durability with a favorable safety profile and no dose-limiting toxicity
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Phase 2b dose-determining study expected to begin in H2 2026; global Phase 3 program expected to begin in 2027
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Conference Call and Webcast today, March 09 at 9:00 AM ET

ROCKVILLE, MD, March 9, 2026 – NovaBridge Biosciences (Nasdaq: NBP) (NovaBridge or the Company) a global biotechnology platform company committed to accelerating access to innovative medicines, and its subsidiary, Visara, Inc. (Visara), today announced positive topline results from the Phase 2a study of VIS-101, a purpose-designed tetravalent, dual VEGF-A X ANG-2 inhibitor in development for retinal vascular diseases including wet age-related macular degeneration (wet AMD), diabetic macular edema (DME), and retinal vein occlusion (RVO). Topline results show that VIS-101 produced rapid, robust and durable treatment responses in wet AMD, with potential best-in-class durability and a favorable safety profile. Wet AMD affects more than 20 million people globally1.

Topline Data:

VIS-101 produced rapid and robust efficacy, and durable treatment responses with both 3 mg and 6 mg dose cohorts:

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Mean improvement in BCVA of >10 Early Treatment of Diabetic Retinopathy Study (ETDRS) letters
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Median central subfield thickness (CST) reduction of 100-150 μm
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Potential best-in-class durability with:
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~two thirds of patients retreatment-free at 4 months
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~half of patients retreatment-free at 6 months
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Favorable safety and no dose limited toxicity

“I am encouraged by the positive Phase 2a safety and efficacy data as it provides important proof-of-concept for VIS-101 as a potential treatment for wet AMD. The data validates VIS-101’s purpose-engineered design and gives us added confidence in its potential to deliver best-in-class durability while maximizing visual gains in the treatment of wet AMD,” said Emmett T. Cunningham, Jr., MD, PhD, MPH, Founder and Executive Chairman of Visara and Vice-Chairman of the NovaBridge Board of Directors. “The data clearly show that VIS-101 produced rapid, robust and durable treatment responses, with favorable tolerability, after three loading doses. Importantly, VIS-101 also demonstrated potential best-in-class durability, with nearly half of treatment naïve patients remaining retreatment free for more than six months following induction. Such strong clinical results provide a meaningful foundation to advance our development program, including plans to initiate a dose-determining Phase 2b study in the second half of this year, followed by a global Phase 3 program in 2027.”

“This study is an important milestone for VIS-101. As a retina specialist and drug developer, I am truly encouraged by VIS-101’s emerging product profile. The combination of robust visual and anatomic improvements, with potentially best-in-class durability and a favorable safety profile shown to date by VIS-101, has the potential to offer tangible benefits to people living with wet AMD and other retinal vascular diseases where the high treatment burden required by current therapies impacts their visual outcomes. I am energized to continue to partner with the Visara team and the retina and patient community worldwide as we work to bring this innovative potential therapy to patients in need,” said Carlos Quezada-Ruiz, MD, FASRS, Chairman of the Scientific Advisory Board of Visara.

Nikolas JS London, MD, FACS, Managing Partner and President, Retina Consultants San Diego added, “It’s an exciting time in our field. The widespread adoption of faricimab has firmly established dual VEGF-A/ANG-2 inhibition as the pathway forward for retinal vascular disease. Durability remains the greatest unmet need, and the Phase 2a data for VIS-101 — with nearly half of treatment-naïve patients retreatment-free at six months after just three loading doses — is among the most encouraging I’ve seen at this stage. If Phase 3 data bear out, I would expect widespread adoption and meaningful benefit for the millions of patients living with these conditions.”

“The positive data reported today for VIS-101 is an important inflection point for Visara, NovaBridge, and our investors. It further de-risks the development of VIS-101 and provides greater visibility to the value-creation potential of NovaBridge’s global biotech platform and our unique “hub-and-spoke” business strategy of partnering with world-class industry leaders to identify and accelerate the development of highly differentiated innovative programs,” said Sean Fu, PhD, MBA, Chief Executive Officer of NovaBridge. “These results provide a helpful blueprint and offer an encouraging sign that we are well placed for success as we continue to build our portfolio.”

About the Randomized Phase 2a Study of VIS-101 in Wet AMD

Patient Characteristics:

The study enrolled 38 patients in China, aged 50-80 years of age with wet AMD (both treatment naïve and pre-treated). Patients were randomized 2:1 between 6mg dose (n=25) and 3 mg (n=13). Baseline characteristics were similar between both dose groups (noting a slightly higher proportion of pre-treated patients in the 6 mg dosing group).

Baseline Patient Demographics: Similar between dosing groups

Topline Phase 2a Data Based on patients in the 6mg and 3mg dosing groups
Dose level	6 mg (n=25)	3 mg (n=13)	Total (n=38)
Patients
Age (years of age)
• Average	69.5	71.5
Gender (%)
• Male/Female	68%/32%	61.5%/38.5%	65.8%/34.2%
Mean Baseline BCVA (Letters)	54.7	52.3	53.9
Median Baseline CST (mm)	417.2	407.6	413.9
Prior Anti-VEGF Therapy (%)
• Yes/No	52%/48%	30.8%/69.2%	44.7%/55.3%

Safety: VIS-101 Demonstrated a Favorable Safety Profile With No Dose-Limiting Toxicity

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The total treatment-related treatment emergent adverse events (TEAEs) were 0% (n=0) in the 3 mg dose and 8% (n=2) in the 6 mg dose, with 1 event each in two separate patients.

Conference Call and Webcast

NovaBridge will host an Investor Update call today, March 09, 2026, at 9:00 AM ET

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Registration link: Click here

A replay of the webcast will be available on the News & Events page of the Investors section of the NovaBridge website for 90 days at: https://www.novabridge.com/investors/news-events/event-calendar.

About the Randomized Phase 2a Study of VIS-101 in Wet AMD

The Phase 2a randomized study (NCT05456828) evaluated the safety and efficacy of VIS-101 (aka AM712 or ASKG712) in patients with wet AMD, including patients who were naïve to treatment or VEGF-experienced. The study enrolled a total of 38 wet AMD patients in China.

Patients were randomized 2:1 to 6mg VIS-101 (n=25) or 3 mg VIS-101 (n=13). The primary endpoint was safety and pharmacokinetics and the secondary endpoint was efficacy, measured by best corrected visual acuity (BCVA) change from baseline (assessed by early treatment diabetic retinopathy scale (ETDRS Letters), change in central subfield thickness (CST, measured in mm), and retreatment rate. Subjects were given three loading doses at weeks 0, 4 and 8, with monthly follow-up to week 36 or retreatment (based on protocol-defined Disease Activity Criteria based on BCVA, CST and wet AMD activity). Safety and efficacy endpoints were assessed at each visit including 24 weeks (6 months) after the last loading dose.

About VIS-101

VIS-101 (also known as ASKG712 or AM712), purpose-designed to be best-in-class, is a dual VEGF-A X ANG-2 inhibitor in development for the treatment of retinal vascular diseases, such as wet AMD, diabetic macular edema (DME) and retinal vein occlusion (RVO), which affect more than 57 million people globally1. VIS-101’s bispecific, tetravalent design format provides more binding sites and increased VEGF-A and ANG-2 affinity, for rapid, robust and class-leading durable responses. VIS-101 has completed initial safety and dose-escalation studies in both the US and China and a randomized, dose-ranging 2a study in China (NCT05456828). VIS-101 is expected to advance to a dose-determining Phase 2b study in 2026, with initiation of the global Phase 3 program in 2027.

Source information:

1.
Invest Ophthalmol Vis Sci. 2021 Nov 24; 62 (14): 26. doi: 10.1167/iovs.62.14.26

About Visara, Inc.

Visara is a clinical-stage biopharmaceutical company focusing on the development of best-in-class ophthalmic therapeutics. The Company is led by Co-Founder and Executive Chairman Emmett T. Cunningham, Jr., MD, PhD, MPH, a physician, innovator, entrepreneur, and investor and internationally recognized specialist in infectious and inflammatory eye disease, and Chief Medical Officer Cadmus Rich, MD, MBA, a serial entrepreneur and seasoned ophthalmic drug developer. NovaBridge is the majority shareholder of Visara, and Visara controls global rights to VIS-101, outside of Greater China and certain countries in Asia.

About NovaBridge

NovaBridge is a global biotechnology platform company committed to accelerating access to innovative medicines. The Company combines deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets. By bridging science, strategy, and execution, NovaBridge enables transformative therapies to progress rapidly from discovery toward patients in need.

The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, Claudin 18.2 X 4-1BB bispecific antibody, and VIS-101, purpose-designed to be a best-in-class dual VEGF-A X ANG-2 inhibitor.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. The product candidate is being evaluated in a global, randomized Phase 2 study, following the recent announcement of positive topline results from a Phase 1b, multi-center, open label study in first line gastric cancer. The

Company is also collaborating with its partner, ABL Bio, for the development of ragistomig, a bispecific antibody integrating PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator, in solid tumors. Additionally, NovaBridge owns worldwide rights outside of China to uliledlimab, an anti-CD73 antibody that targets adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more rapid, robust and durable treatment responses for patients with retinal vascular diseases including wet age-related macular degeneration, diabetic macular edema, and retinal vein occlusion. VIS-101 has completed a randomized, dose-ranging Phase 2a study for wet AMD and expects to initiate a Phase 2b study in H2 2026. NovaBridge is the majority shareholder of Visara, Inc., and Visara controls global rights to VIS-101, outside of Greater China and certain countries in Asia.

For more information, please visit www.novabridge.com and follow us on LinkedIn.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the SEC), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the strategy, clinical development, plans, results, safety and efficacy givastomig, VIS-101 and its other drug candidates; the strategic and clinical development of NovaBridge’s drug candidates, including givastomig, ragistomig, uliledlimab, and VIS-101; the impact of independent evaluations of our clinical trial results; anticipated clinical milestones and results, and related timing. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 3, 2025 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

NovaBridge Investor & Media Contacts

PJ Kelleher

LifeSci Advisors

+1-617-430-7579

pkelleher@lifesciadvisors.com

NovaBridge Biosciences

+1-240-745-6330

IR@novabridge.com